March 21, 2025

Kwok Yiu Keung
Chief Executive Officer
K-Tech Solutions Company Limited
Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

       Re: K-Tech Solutions Company Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on March 7, 2025
           CIK 0002049187
Dear Kwok Yiu Keung:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Management
Family Relationships, page 86

1. We note your response to our prior comment ten. Please revise to describe the nature of the family relationships among the executive officers and directors. Please contact SiSi Cheng at 202-551-5004 or Jean Yu at 202-551-3305 if
you have
questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.
 March 21, 2025
Page 2



                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing
cc:   Lawrence Venick